Exhibit 12.1

AG Mortgage Investment Trust, Inc.

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Period from
	March 7, 2011 to	Year Ended
	December 31, 2011	December 31, 2012
Net Income	18,970,696	134,935,917

Fixed Charges (1)	4,132,336	28,797,622
Preferred stock dividends	-	4,137,010
Total fixed charges and preferred stock dividends	4,132,336	32,934,632

Earnings available to cover fixed charges and preferred stock dividends	23,103,032	167,870,549

Ratio of earnings to combined fixed charges and preferred stock dividends	5.6	5.1

(1) Fixed charges consist of interest expense on all indebtedness reported for GAAP, plus $0.3 million and $3.8 million relating to the underlying interest charge on repurchase agreements accounted for as a component of linked transactions, and $2.2 million and $10.0 million relating to the net periodic interest settlements of interest rate swaps for the period ended December 31, 2011 and the year ended December 31, 2012, respectively.